Exhibit 19

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

INSIDER TRADING POLICY

Adopted by the Board of Directors November 14, 2024

Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), has adopted the following policy with respect to the trading of securities by directors, executive officers and employees of the Company while in possession of Material Non-Public Information about the Company or about other companies with which the Company may do business. This policy is designed to promote compliance with federal and state securities laws and to protect the Company’s directors, executive officers and employees and the Company from the very serious civil and criminal liabilities and penalties that can result from violations of these laws.

This policy applies to all directors, executive officers and employees of the Company and their respective immediate family members, agents and advisors (“Covered Persons”). “immediate family member” means any spouse, parent, stepparent, child, stepchild, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing the household of such person.

POLICY FOR ALL COVERED PERSONS

Restrictions

Covered Persons are permitted to trade in the Company’s securities only when they have prior clearance for a specific trade from the Company’s Chief Financial Officer or his or her designee. Transactions in the Company’s securities requiring prior clearance include transfers into a trust or gifts of the Company’s securities to a charitable organization.

Clearance will be granted only for trades during the period beginning on the third (3rd) trading day following the date of release of quarterly or annual earnings and will remain open through the last day of the last month of each quarter (March 31, June 30, September 30 and December 31). However, the open period (“Trading Window of Opportunity”) is only available to Covered Persons who do not possess any other Material Non-Public Information, meaning information other than earnings information for the applicable period.

From time to time, Covered Persons also may be advised by the Company’s Chief Financial Officer or his or her designee that trading by them in the Company’s securities will not be permitted until further notice.

If, upon requesting clearance, a Covered Person is advised that the Company’s securities may be traded, the Covered Person cleared may trade only within five (5) trading days after receiving clearance, subject to such individual’s continuing additional responsibility not to trade on Material Non-Public Information, and may trade only within the parameters of the clearance (e.g., maximum number of shares authorized for trading). If for any reason the trade is not completed within such five (5) trading days, clearance must be obtained again before the Covered Person may trade in the Company's securities.

If, upon requesting clearance or otherwise upon notice from time to time, a Covered Person is advised that the Company’s securities may not be traded, the Covered Person may not trade in the Company’s securities under any circumstances and also must not inform anyone of this restriction. This restriction will remain in effect until the Covered Person subsequently receives clearance to trade.

Covered Persons may not enter into a 10b5-1 Trading Plan or modify or terminate any 10b-5-1 Trading Plan unless such entry, modification or termination is pre-cleared by the Company’s Chief Financial Officer or his or her designee.

The Company has also mandated a 180-day holding period for Covered Persons’ trading in the Company’s securities. While this holding period is in effect, the regular Trading Window of Opportunity will still apply to all personal trading of Company’s securities.

Additionally, Covered Persons may not, under any circumstances, trade in the stock or other securities of the Company or the stock or other securities of any other company when they are in possession of Material Non-Public Information about the Company or such other company which they learned in the course of their employment with the Company (or in the case of any non-employee director, in the course of providing services to the Company). For the avoidance of doubt, Covered Persons are restricted from trading stock or other securities of the Company or any other company: (i) when such trade would be in breach of a relationship of trust and confidence (such as establish through client relationships, the signing of a confidentiality agreement or enters into an oral agreement to keep information confidential), or (ii) while in possession of Material Non-Public Information through unlawful means.

As noted above, these restrictions on “insider trading” are not limited to trading in the Company’s securities. They also apply to trading in the securities of other companies with which the Company does business or may be negotiating a major transaction. Information that is not material to the Company may nevertheless be material to one of those other companies.

Covered Persons also must not directly or indirectly communicate Material Non-Public Information to others or recommend that others trade any securities on the basis of Material Non-Public Information. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties to both the Covered Person and the other person (the “tippee”), whether or not the Covered Person derives any financial benefit from the tippee’s actions.

“Trading” includes purchases or sales of stock, bonds, debentures, options, puts, calls or other similar securities. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure or to pay income taxes) are no exception to this policy.

What is “Material Non-Public Information”

“Material Information.” Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of the security is material. Possible material information or events include, but are not limited to:

•	earnings information and quarterly results;

•	guidance on earnings estimates;

•	mergers, acquisitions, tender offers, joint ventures, or changes in assets;

•	changes in control of the Company or changes in senior management;

•	new products, contracts with suppliers, or developments regarding customers or suppliers (e.g., the acquisition or loss of a contract);

•	changes in auditors or auditor notification that the issuer may no longer rely on an audit report;

•	significant events concerning the Company’s assets;

•
events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of securityholders, public or private sales of additional securities or information related to any additional funding);

•	bankruptcies or receiverships;

•	regulatory investigations or litigation-related developments involving the Company;

•	regulatory approvals or changes in regulations and any analysis of how they affect the Company; and

•	cybersecurity risks and incidents, including vulnerabilities and breaches.

The above list is not an exhaustive list but mere examples of certain types of information that if used by Covered Persons inappropriately can result in a claim of insider trading. Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of presuming that materiality exists and trading should be avoided.

“Non-Public Information” (or “inside information”) is information that is not generally known or available to the public. Information is considered public only if it has been effectively disclosed through appropriate means, such as a press release or the filing of such information on Form 8-K with the Securities and Exchange Commission. Even after information has been made public, generally two (2) full trading days must elapse for the news to be absorbed by the market and investors before Covered Persons may trade or disclose information to others.

Rule 10b5-1 Trading Plans

The sole exception to the restriction on trading while in possession of Material Non-Public Information is if the trade is made pursuant to a pre-existing written plan or arrangement complying with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended. The adoption and terms of Rule 10b5-1 trading plans must comply with all applicable rules and regulations.

Equity Awards

Covered Persons may exercise equity awards and hold the underlying securities, notwithstanding the restrictions in this policy. In general, an exercise or the vesting of an award where securities are withheld by, or transferred to, the Company to pay the exercise price or withholding taxes may be made at any time, subject to the applicable provisions of the Company’s equity plans. Broker’s “cashless exercises” and similar transactions where securities are sold in the market in order to pay the exercise price or withholding tax may only be executed when the Covered Person is not in possession of Material Non-Public Information and in accordance with any applicable provisions of the Company’s equity plans.

Prohibition on Short-Term Trading

Because of a unique potential for abuse of Material Non-Public Information, Covered Persons also may not engage in short‑term speculative transactions involving the Company’s securities. This would include short sales or buying or selling put or call options.

PROCEDURES FOR RECIPIENTS OF MATERIAL NON-PUBLIC INFORMATION

If a Covered Person has questions as to whether they are in possession of Material Non-Public Information, they should inform the Chief Financial Officer or his or her designee as soon as possible. The Chief Financial Officer will conduct research to determine if the information is likely to be considered material, and whether the information has been publicly disseminated.

Given the severe penalties imposed on individuals and firms engaging in insider trading, a Covered Person:

•	must immediately report the potential receipt of Material Non-Public Information to the Chief Financial Officer or his or her designee;

•	must not trade the securities of any company about which they may possess Material Non-Public Information, or derivatives related to the company in question; and

•	must not discuss any potentially Material Non-Public Information with colleagues, except as specifically required by their position.

If the Chief Financial Officer determines that the information is material and non-public, the Chief Financial Officer will coordinate with the Company’s compliance consultant to generate an activity in the compliance management solution within ComplianceAlpha describing the information, its source, and the date that the information was received. The Chief Financial Officer will also maintain a list of these restricted securities (the “Restricted List”). The Company and its Covered Persons will not place any trades in securities for which it has material Non-Public Information. Depending on the relevant facts and circumstances, the Chief Financial Officer may also take some or all of the following steps:

•	review the Company’s insider trading policies and procedures with the affected Covered Person(s);

•	review the emails of the affected Covered Person(s) more frequently; and

•	conduct key word searches of all Covered Person(s)’ emails for the information in question.

RESTRICTED LIST

After an issuer is placed on our Restricted List, any Material Non-Public Information regarding that issuer may not be shared with any other person, whether inside our organization or outside. Any issuer placed on our Restricted List, limits all transactions in the securities of that issuer in all firm managed and covered accounts.

The Restricted List is maintained by the Company’s Chief Financial Officer, and reported to Covered Persons based on the following procedures:

•	All Covered Persons receive a notification when an issuer is placed on or removed from the Restricted List.
•
Compliance maintains either a memorandum or a spreadsheet, stating the date Material Non-Public Information was obtained, the nature of the information and the person who is in possession of the Material Non-Public Information.

•	The Restricted List is updated as needed to reflect any new information, as applicable.
•	Issuers are removed from the Restricted List when either the Material Non-Public Information becomes stale or the Material Non-Public Information has been widely distributed in the public domain.
•	Our publicly held securities are never removed from our Restricted List.

ONLY THE COMPANY’S CHIEF FINANCAL OFFICER, OR HIS OR HER DESIGNEE, IS AUTHORIZED TO APPROVE PURCHASES AND SALES OF THE COMPANY’S SECURITIES. THIS DOES NOT INCLUDE SHARES OF THE COMPANY ISSUED IN ACCORDANCE WITH THE COMPANY’S INCENTIVE COMPENSATION PLANS.

THE CONSEQUENCES

Trading activity is monitored closely by the Securities and Exchange Commission and the stock exchanges in order to detect instances of insider trading. For individuals who trade on Material Non-Public Information (or “tip” such information to others) sanctions could be imposed on both the individual and the employer. Enforcement remedies available to the government or private plaintiffs include:

•	disgorgement of the profit gained;
•	a civil penalty to the individual or the employer of up to three times the profit gained or loss avoided;
•	sanctions and injunctive actions;
•	punitive damage awards (under applicable state laws);
•	a criminal fine (no matter how small the profit gained) of up to $5,000,000; and
•	a jail term of up to 20 years.

In addition, if an employee violates this policy, the Company may take its own disciplinary action, including dismissal.

PERSONAL RESPONSIBILITY; ASSISTANCE

Each Covered Person should remember that the ultimate responsibility for adhering to this policy and avoiding illegal trading rests with the Covered Person. In this regard, it is important that such person use his or her best judgment.

Any person who has any questions about specific transactions may obtain additional guidance from the Chief Financial Officer or his or her designee.